Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251653

PROSPECTUS SUPPLEMENT

Desktop Metal, Inc.

198,614,636 Shares of Class A Common Stock

25,010,494 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement further supplements and updates the prospectus dated February 4, 2021, relating to the resale of up to 198,614,636 shares of our Class A common stock by the selling securityholders named in the prospectus (including their pledgees, donees, transferees or other successors-in-interest) and the issuance by us of up to 25,010,494 shares of Class A common stock upon the exercise of outstanding warrants, or the Final Prospectus.

This prospectus supplement incorporates into our prospectus the information (other than information that is furnished and not deemed filed) contained in our attached:

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on February 9, 2021;

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “DM” and our warrants are listed on the NYSE under the symbol “DM.WS”. On February 8, 2021, the closing sale price of our Class A common stock as reported on the NYSE was $33.50, and the closing sale price of our warrants as reported on the NYSE was $22.50.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company disclosure requirements for our filings with the Securities and Exchange Commission.

Our business and investment in our Class A common stock involve significant risks. These risks are described in the section titled “Risk Factors” in the Final Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

__________________________

The date of this prospectus supplement is February 9, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2021

Desktop Metal, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38835	83-2044042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

63 Third Avenue Burlington, Massachusetts	01803
(Address of principal executive offices)	(Zip Code)

(978) 224-1244

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DM	New York Stock Exchange
Warrants to purchase one share of Class A common stock	DM.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Executive Officer

On February 5, 2021, Elizabeth Linardos determined to resign, effective as of February 12, 2021, as the Chief Financial Officer and Treasurer of Desktop Metal, Inc. (the “Company”).

Appointment of Executive Officer

On February 9, 2021, the Company announced the appointment of James Haley as its Chief Financial Officer and Treasurer effective February 12, 2021. Mr. Haley, age 48, previously served as the Company’s Vice President of Finance since December 2020. Prior to that, Mr. Haley served as the Vice President of Finance of Desktop Metal Operating, Inc., the company formerly known as Desktop Metal, Inc. that was acquired by the Company (“Legacy Desktop Metal”), since August 2020. Prior to joining Legacy Desktop Metal, Mr. Haley was Vice President, Controller as Minerva Neuroscience, Inc. from June 2015 to October 2020, as Vice President and Finance and Treasurer of NEC Energy Solutions from May 2014 to June 2015, and as Director of Financial Reporting and Analysis of A123 Systems, Inc. from January 2008 to May 2014. Mr. Haley holds a B.A. in Management from Curry College and an M.B.A. from Northeastern University.

There are currently no arrangements or understandings between Mr. Haley and any other person pursuant to which Mr. Haley was selected as an executive officer.  There are no family relationships between Mr. Haley and any director or other executive officer of the Company, or with any person nominated or chosen to become an officer or a director of the Company. The Company has had no transactions since the beginning of its last fiscal year, and has no transactions currently proposed, in which Mr. Haley, or any member of his immediate family, has an interest requiring disclosure under Item 404(a) of Regulation S-K.

In connection with his appointment, Mr. Haley will be entitled to an annual base salary in the amount of $393,000 and a one-time grant of 250,000 restricted stock units. Mr. Haley will also be eligible for an annual cash bonus of up to $196,500 in accordance with the Company’s annual bonus program.

In connection with his transition to the role of Chief Financial Officer, the Company entered into a revised offer letter, effective as of February 12, 2021. Under the offer letter, in the event Mr. Haley’s employment is terminated by the Company without cause, subject to his execution and non-revocation of a release of claims, he will be entitled to receive base salary continuation for a period of 9 months and COBRA benefits, if elected, until the earlier of 9 months or the date he becomes eligible for coverage under another employer’s plan. In addition, if Mr. Haley’s employment is terminated by the Company without cause within 18 months from the date of his transition to the role of Chief Executive Officer, 50% of the unvested restricted stock units held by him would vest.

The Board of Directors of the Company also awarded Mr. Haley a cash bonus of $150,000 in connection with his efforts related to the recent business combination with the Company and Legacy Desktop Metal.

Compensatory Arrangement

On February 8, 2021, the Company entered into a Transition and Separation Agreement with Ms. Linardos (the “Agreement”). The Agreement was approved by the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company. Pursuant to the Agreement:

●	Ms. Linardos’ employment with the Company will end as of July 23, 2021 (the “Termination Date”).

●	From February 12, 2021 through the Termination Date (the “Transition Period”), Ms. Linardos agrees to continue to perform her full-time employment duties, assist with transitioning the position and duties of Chief Financial Officer and perform any other task consistent with her position reasonably requested by the Company. Ms. Linardos’ compensation and benefits will remain the same during the Transition Period, except as the Company’s benefit plans may change during such period.

●	Effective upon the execution of the Agreement, Ms. Linardos will receive a cash bonus of $150,000 in connection with her efforts related to the recent business combination with the Company and Legacy Desktop Metal

●	Subject to compliance with the Agreement and her continued employment through the Termination Date, Ms. Linardos will receive the following post-Transition Period payments and benefits:

-	a completion bonus in a lump sum of $20,000 (the “Completion Bonus”); and
-	COBRA benefits for Ms. Linardos and her covered beneficiaries, if elected, until the earlier of August 15, 2021 or the date she becomes eligible for coverage under another employer’s plan.

●	Each of the Company and Ms. Linardos have the right to terminate Ms. Linardos’ employment on an at-will basis during the Transition Period. In the event Ms. Linardos’ employment is terminated by the Company without cause prior to the Termination Date, she will be entitled to receive any unpaid portion of the base salary that would have been paid through the Termination Date, payment of the Completion Bonus, and COBRA benefits for her and her covered beneficiaries, if elected, until August 15, 2021. In the event Ms. Linardos terminates her employment prior to the Termination Date, she will be entitled to receive any unpaid portion of the base salary that would have been paid through the Termination Date.

●	Ms. Linardos’ stock options, to the extent not vested before the Termination Date, will cease vesting on such date and will be exercisable for a period of 5 years following such date.

●	This Agreement supersedes Ms. Linardos’ offer letter dated September 23, 2020. Ms. Linardos’ Invention and Non-Disclosure Agreement dated December 13, 2017 and Non-Competition and Non-Solicitation Agreement with the Company dated August 5, 2020, remain in effect, and she affirmed her obligations under such agreements.

●	The severance benefits and other compensation described above are contingent upon Ms. Linardos signing a release of claims on the date of the Agreement and immediately following the close of business on the Termination Date.

Item 7.01. Regulation FD Disclosure.

The Company issued a press release on February 9, 2021 announcing the resignation of Ms. Linardos and the appointment of Mr. Haley. A copy of the press release is attached to this Current Report as Exhibit 99.1. The information in Exhibit 99.1 is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and such information shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press release dated February 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Desktop Metal, Inc.

Date:	February 9, 2021	By:	/s/ Ric Fulop
		Name:	Ric Fulop
		Title:	Chief Executive Officer

Exhibit 99.1

DESKTOP METAL ANNOUNCES

NEW EXECUTIVE LEADERSHIP APPOINTMENTS

James Haley Appointed as New Chief Financial Officer;

Arjun Aggarwal Appointed as Chief Product Officer

February 9, 2021, BOSTON, MA – Desktop Metal, Inc. (NYSE: DM), a leader in mass production and turnkey additive manufacturing solutions, today announced the appointment of James Haley as its new Chief Financial Officer, effective February 12, and Arjun Aggarwal as Chief Product Officer, effective February 9.

“I have previously worked with James and forged a great relationship with him over 13 years. He brings a strong track record of leading financial operations for high-growth technology companies with significant functional experience overseeing strategic transactions and public financing events,” said Ric Fulop, CEO and co-founder of Desktop Metal. “James has already proven to be a strong addition to our leadership team, and I am excited to work with him closely in his new role to drive our success and deliver value for our shareholders.”

Haley, who has served as Desktop Metal’s Vice President of Finance since August 2020, brings over 25 years of financial leadership experience with high-growth technology companies, including serving in senior finance roles at four public companies and two divisions of global public companies. Haley holds a B.A. in Management from Curry College and an M.B.A. from Northeastern University. To help ensure a smooth transition, Haley will work closely with the Company’s current CFO, Elizabeth Linardos, who is expected to remain with the Company in an advisory capacity through July.

“I am excited to step into the CFO role at Desktop Metal to help the company continue executing its strategic vision,” said Haley. “I look forward to continuing to work with the entire Desktop Metal team to build on the Company’s momentum, accelerate our growth, and deliver value to shareholders.”

Aggarwal has served as Desktop Metal’s Vice President of Product and Business Development since January 2020 after first joining the Company in October 2017. In this newly-created role, Aggarwal will manage the Company’s product portfolio strategy and strategic partnerships to position the company for long-term growth. Prior to Desktop Metal, Aggarwal served in venture investing and technology investment banking roles at New Enterprise Associates and Morgan Stanley. Aggarwal holds a B.S. in Management Science & Engineering from Stanford University.

“Arjun’s had an incredible impact on our business since he’s joined us, and he is deeply familiar with our technology, customers, and market opportunity. We’re excited to create this new role for him as we expand our product portfolio and enter a new phase of our business,” said Fulop.

“Desktop Metal has been a pioneer in reshaping additive manufacturing for production applications,” said Aggarwal. “The company has an extraordinary opportunity to change how industrial businesses innovate across product design, manufacturing, and supply chain. I’m excited to continue exploring our customers’ evolving needs and working with our team in this new role to bring exceptional solutions to market that help drive this transformation.

About Desktop Metal

Desktop Metal, Inc., based in Burlington, Massachusetts, is accelerating the transformation of manufacturing with end-to-end 3D printing solutions. Founded in 2015 by leaders in advanced manufacturing, metallurgy, and robotics, the company is addressing the unmet challenges of speed, cost, and quality to make 3D printing an essential tool for engineers and manufacturers around the world. Desktop Metal was selected as one of the world’s 30 most promising Technology Pioneers by the World Economic Forum; named to MIT Technology Review’s list of 50 Smartest Companies; and recognized among the most important innovations in engineering in Popular Science’s “Best of What’s New.” For more information, visit www.desktopmetal.com.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements generally relate to Desktop Metal’s future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, including the negatives of such terms. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the ongoing COVID-19 pandemic and measures taken by Desktop Metal, its customers and suppliers, and governmental authorities in response thereto; (ii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors, including downturns in the highly competitive additive manufacturing industry; (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; and (iv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements”” in the S-1 Registration Statement filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2020, as amended, and the Company’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

Press Contact

Lynda McKinney, 978-224-1282

Lyndamckinney@desktopmetal.com